Philips and Sara Lee to extend partnership to drive long-term growth in coffee market

January 26, 2012

Exclusive agreement to further strengthen SENSEO® brand through innovation and market expansion

Amsterdam, the Netherlands and Downers Grove, Ill., United States – Royal Philips Electronics (NYSE: PHG, AEX: PHI) today announced it has agreed to extend its partnership with Sara Lee Corp. (NYSE: SLE) to drive growth in the global coffee market. Under a new exclusive partnership framework, which will run through 2020, Philips will be the exclusive Senseo consumer appliance manufacturer and distributor for the duration of the agreement.

The extended partnership underlines the shared commitment from Philips and Sara Lee to further strengthen the Senseo brand through investment in innovation and market expansion. As part of the agreement, Philips will transfer its 50% ownership right in the Senseo trademark to Sara Lee. Under the terms of the agreement, Sara Lee will pay Philips a total consideration of EUR 170 million. The consideration for the agreement, which is expected to close in the first half of 2012, will be recorded as pre-tax earnings.

“With Senseo, Philips and Sara Lee pioneered the market for portioned coffee solutions, revolutionizing the consumption of high-quality coffee in the home,” said Pieter Nota, Chief Executive Officer of Philips Consumer Lifestyle. “Over 33 million Senseo appliances have been sold since its launch in 2001, and with today’s agreement we’re setting the stage for future success. Together with our Saeco espresso portfolio, we’re well placed to capture growth in the coffee appliance market.”

“This acquisition and partnership allows us to strengthen our relationship with Philips to focus on innovation in coffee technology and aggressively push geographical expansion,” said Jan Bennink, Executive Chairman of the board, Sara Lee Corp. “Philips’ long history of innovation, combined with superior retail strength in our key markets, makes it the perfect partner to work with as we take Senseo to the next level.”

The market for portioned coffee solutions continues to grow, with over 15 million appliances sold in 2011 – an increase of more than 20% on the previous year. Philips provides a full portfolio of coffee solutions that is tailored to the needs of the markets where it operates. This includes drip filter, portioned solutions and fully automatic espresso solutions. Through the Philips, Saeco and Gaggia brands, Philips is one of the world’s largest coffee appliance manufacturers. Sara Lee operates under several brands in the coffee category globally, including Douwe Egberts, Maison du Café, Café Pilão, Marcilla and Senseo. Sara Lee and Philips have been working together on Senseo since 2001, with Sara Lee’s Douwe Egberts brand producing the coffee pods and Philips designing and manufacturing the single-serve machines.

Senseo facts and figures
• Philips and Sara Lee first launched Senseo in the Netherlands in 2001. It has since launched in Belgium, France, Germany and Austria (2002); Denmark and Norway (2003); the UK (2004); Hungary (2006); Spain (2009) and Brazil (2010).
•Over 33 million Philips Senseo coffee machines have been sold.
•35 billion Sara Lee coffee pods have been sold, offering consumers across the world 35 enticing coffee varieties.
•A Senseo system can be found in more than half (60%) of households in the Netherlands, and over a quarter of homes in France (27%) and Germany (25%).

For further information, please contact:
Joost Akkermans
Corporate Communications
Tel: +31 20 5977 406
E-mail: joost.akkermans@philips.com

Sara Lee Corporate Communications
International:
Michiel Quarles van Ufford
Tel: +31 30 292 7290

North America:
Mike Cummins
Tel: +1 630 598 8412

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified health and well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity.” Headquartered in the Netherlands, Philips employs over 120,000 employees with sales and services in more than 100 countries worldwide. With sales of EUR 22.3 billion in 2010, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

About Sara Lee Corporation
Sara Lee Corp. (NYSE: SLE) and it’s leading portfolio of food and beverage brands, including Ball Park, Douwe Egberts, Hillshire Farm, Jimmy Dean, Pickwick Teas, Sara Lee and SENSEO, generate nearly $9 billion in annual net sales from continuing operations and employ approximately 20,000 people worldwide. In January, 2011, Sara Lee Corp. announced that it will divide the company into two pure-play publicly-traded companies, one focused on the international coffee and tea market and the other on North American meats.  For more information on the company, please visit www.saralee.com.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.